

David G. Monhait (He/Him) · 2nd

Nike Valiant Labs | DIVERTbrands

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

 **Nike**

 **University of Colora** **Boulder**

Experience



Special Ops Partner - Nike Valiant Labs
Nike
Dec 2018 – Present · 1 yr 7 mos
Greater Los Angeles Area



DIVERTbrands, LLC
4 yrs 6 mos

○ **Co-Founder**
Jan 2016 – Present · 4 yrs 6 mos

DIVERT is on a mission to make the Action Sports Lifestyle more accessible through initiatives, programs and venues like:

○ **DIVERTsessions**
Jan 2018 – Present · 2 yrs 6 mos

A 25,000sf action sports, creative lifestyle and entertainment venue. Responsible for developing brand, experience, venue design, operations, technology, sales & marketing, financial modeling, and more; arranging over $11M in debt, equity and alternative financing; creating and leveraging partnerships with global service providers and vendors that …**see mor**

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Founder

SpotKing LLC

Aug 2014 – Dec 2016 · 2 yrs 5 mos

Greater Los Angeles Area

SpotKing is on a mission to create connections - between skaters, brands and shops - for the betterment of skateboarding.

As Founder, I am responsible for developing and directing overall business strategy, ...see mor



COO

Revel

Feb 2015 – Jan 2016 · 1 yr

Greater Los Angeles Area

Revel is a mobile shop and publication for the independent creative, where lifestyle content and products come together in one app.

Duties include working hand-in-hand with founders to develop and executive overal ...see mor



Co-Founder & CEO

Sin Label

Feb 2012 – Jan 2015 · 3 yrs

Greater Chicago Area

Sin Label is a social networking service that helps event creators promote smarter. The platform crowd-sources fans with the most draw in their market and utilizes them as genuine event promoters, all in a comprehensive web platform.

...see mor

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Education



University of Colorado Boulder

Bachelor of Architecture (B.Arch.), Environmental Design/Architecture

2006 – 2011

Activities and Societies: University of Colorado Snowboard Team Sigma Nu Gamma Kappa

Volunteer Experience





Project Coordinator

Shred for Tanzania

Sep 2008 – Dec 2008 • 4 mos

As project coordinator, I led planning, fundraising, sponsorship, development, and overall execution of the "Shred for Tanzania" Snowboard Rail Jam that raised money for the Carpenter's Kidz Charity in Tanzania, Africa.

Skills & Endorsements

Concept Development · 1

Paul Balanoff has given an endorsement for this skill

Business Development · 1

Paul Balanoff has given an endorsement for this skill

Design Thinking · 1

Paul Balanoff has given an endorsement for this skill

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